3200 Wilshire Boulevard, Los Angeles,	California 90010
Corporate Headquarter	Telephone (213) 387-3200

November 18, 2014

VIA EDGAR

William Schroeder

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        Wilshire Bancorp, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 14, 2014

Form 10-K for the year ended December 31, 2012

Filed March 14, 2013

File No. 000-50923

Dear Mr. Nolan:

We are transmitting herewith the response of Wilshire Bancorp, Inc. (the “Company”) to the comment letter of the staff (“Staff”) of the Division of Corporation Finance dated November 4, 2014 (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2013 filed March 14, 2014 and the Company’s Form 10-K for the year ended December 31, 2012 filed March 14, 2013.

Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response. In responding to the comments in the Comment Letter, the Company acknowledges that:

•                 it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wilshire Bancorp

SEC Response (File No 000-50923)

November 18, 2014

Warehouse Credit Transactions

1.                                    We note your disclosure on page 86 that “…starting in 2013, the Company no longer included warehouse lending residential mortgage loans in loans held-for-sale as the underlying mortgage loans in warehouse credit transactions were deemed not to meeting the sales accounting criteria under ASC 860-10-40-5.” Please tell us the following so that we may better understand your accounting.

•    Please tell us how you accounted for your warehouse lending residential mortgage loans from 2010 through 2012 and tell us if the transactions met the sales criteria under ASC 860-10-40-5 for those periods. In your response discuss the financial impact for each year,

•    How you accounted for the change under ASC 250 and explain how that is reflected in your Form 10K, and

•    If you determined this change was the result of an error please provide your SEC Staff Accounting Bulletin No. 99 materiality analysis for each year from 2010 through 2012.

RESPONSE:

For the years ended December 31, 2010, 2011 and 2012, the Company accounted for warehouse lending residential mortgage loans as loans that were classified as held-for-sale. We completed an initial review of ASC 860-10-40-5 in 2010, as well as looked at how other banks were disclosing this lending product. Based on this analysis, we concluded that the presentation as loans held-for-sale was appropriate.

In 2013, the Company became aware of a Supervisory Memorandum (SM 2012-7) from the Office Comptroller of Currency (“OCC”) (attached to this response letter as Exhibit A), related to the accounting for mortgage purchase programs such as our warehouse credit program which the Company was engaged in. The OCC’s view was that, generally, these warehouse mortgage purchase programs did not qualify for sales treatment under generally accepted accounting principles (“GAAP”).

Though we are not regulated by the OCC, based on SM 2012-7, we determined it was appropriate to revisit the evaluation of the warehouse lending program under ASC 860-10-40-5. The Company determined that the transaction did not meet some of the criteria stated ASC 860-10-40-5. Based on our updated evaluation, taking into account SM 2012-7, the Company determined it was appropriate to conclude that the sales criteria was not met and mortgage loans under the warehouse lending program were not owned by the Company and were no longer included in loans held-for-sale but included as loans held-for-investment as warehouse lines of credit made to mortgage bankers.  The underlying loans for the warehouse lending program only served as collateral for warehouse lines.

Wilshire Bancorp

SEC Response (File No 000-50923)

November 18, 2014

The total amount of loans under the warehouse lending program was as follows at each of the following year ends:

(Dollars In Thousands)	12/31/2010	12/31/2011	12/31/2012	12/31/2013
Warehouse Loan Balance	$3,535	$19,666	$73,191	$45,161

The reclassification from loans held-for-sale to loans held-for-investment did not have an impact to the Statement of Financial Operations. The reclassification did not impact interest income as the loans were accrued for in the same manner whether they are held-for-sale or held-for-investment. Since the inception of the warehouse lending program, the Company has not experienced any losses on warehouse loans, and therefore the Company would not have provisioned for these loans when transferred to held-for-investment. As a result, the reclassification would not have had an impact to net income.

The change affected only the Statement of Financial Condition with a reclassification from loans held-for-sale to loans held-for-investment, and the Statement of Cashflows with a reclassification from operating activities to investing activities. Based on the Company’s evaluation, the change was made in the Company’s 10-K for the year ended December 31, 2013, on a prospective basis, and as noted, the Company disclosed this in Management’s Discussion and Analysis of Financial Condition and Results of operations.

During the Company’s evaluation of the warehouse lending program in 2013, which resulted in the subsequent reclassification of warehouse loans, we also performed a SAB 99 analysis as to the materiality and impact of the change. Our first step was to measure the size of the change to see if the change was greater than the Company’s internal threshold for materiality. As a percentage of total loans and assets, warehouse loans for the years ended December 31, 2010, 2011, and 2012 did not represent a material amount when compared to our total asset size or as a percentage of our total loan portfolio, taking into account the volatility of change in loans from period to period. Warehouse loans for the interim periods were also reviewed in the same manner and the amounts were found to be immaterial as well.

(Dollars In Thousands)	12/31/2010	12/31/2011	12/31/2012
Warehouse Loan Balance	$3,535	$19,666	$73,191
Total Assets	$2,970,525	$2,696,854	$2,750,863
Total Loans (net of deferred fees)	$2,326,624	$1,981,486	$2,152,340
Warehouse % of Total Assets	0.12%	0.73%	2.66%
Warehouse % of Total Loans	0.15%	0.99%	3.40%

Wilshire Bancorp

SEC Response (File No 000-50923)

November 18, 2014

In evaluating the reclassification to our Statement of Cashflows we considered:

•                 Our conclusion that the reclassification from loans held-for-sale to loans held-for-investment was immaterial to the balance sheet and total assets.

•                 The fact that our SBA and mortgage lending activities, would still result in having originations of loans held-for-sale and the proceeds from loans held-for-sale in the Statement of Cashflows.

Thus in evaluating the Statement of Cashflows our analysis of the impact was primarily focused on if the trends from year to year in the total changes in operating activities or investing activities would be impacted. We determined that the trends would not be impacted and thus concluded that any change to the Statement of Cashflows would not be material as well.

The aforementioned analyses were only our first step in our assessment of materiality. The Company also considered the list of other considerations listed in SAB 99 as follows:

Case	Applies?

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	NO

Whether the misstatement masks a change in earnings or other trends	NO

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	NO

Whether the misstatement changes a loss into income or vice versa	NO

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	NO

Whether the misstatement affects the registrant’s compliance with regulatory requirements	NO

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	NO
Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	NO

Whether the misstatement involves concealment of an unlawful transaction.	NO

Wilshire Bancorp

SEC Response (File No 000-50923)

November 18, 2014

Although the list is not exhaustive, it gave us a number of significant points of reference as to concluding the materiality of our reclassification. Based upon the considerations set forth in ASC 250-10-S99, which incorporates Staff Accounting Bulletins Nos. 99, Assessing Materiality (SAB 99) and 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), we have determined that the indicated conditions, that were considered individually and in combination:

•                 do not materially misstate the referenced financial statements, taken as a whole;

•               did not result from material weaknesses in the Company’s internal controls over financial reporting; and

•                 do not signify that the Company’s disclosure controls were ineffective.

In accordance to ASC 250, it is the Company’s view, that the reclassification of loans from held-for-sale to held-for-investment and its impact to the Statement of Financial Condition and Statement of Cashflows for the years ended December 31, 2010, 2011, and 2012 is not a significant enough change for a reader of the financial statements to consider material.

•                 The Company does not believe that previously filed financial statements are materially misstated.

•               The reclassification does not have impact to the Company’s previously filed Statements of Operations.

•               The reclassification is both quantitatively and qualitatively immaterial. We do not believe that a reader would be changed or influenced by the reclassification to a different viewpoint of the Company’s financial condition.

Therefore, after our analysis, it was management’s decision to reclassify warehouse loans from held-for-sale to held-for-investment on a prospective basis.

FDIC Indemnification Asset

2.                                    Please tell us when you adopted ASU 2012-06 (ASC 805-20-35-4B) and how you accounted for the 2012 $7.9m impairment in your FDIC indemnification asset.

RESPONSE:

The Company adopted ASU 2012-06 during the first quarter of 2013 as presented in the Company’s 10-Q for the quarter ended March 31, 2013 (note 13). Prior to the adoption of ASU 2012-06 the Company accounted for the FDIC indemnification asset by evaluating the expected cashflows for loans covered by the FDIC (see note 1 and MD&A of the Company’s 10-K for the year ended December 31, 2012). As expected and actual cash flows increase and decrease from what was estimated at the time of acquisition, the FDIC indemnification and the impact to the allowance for loan losses will decrease and increase, respectively.

Wilshire Bancorp

SEC Response (File No 000-50923)

November 18, 2014

The Company has carried an FDIC indemnification asset on its books, since the FDIC-assisted acquisition of former Mirae Bank in 2009. The FDIC indemnification was recorded on the date of the acquisition by determining the present value of all the cashflows that the Company expected to collect from the FDIC on covered loans as stated in the loss-sharing agreement.

The Company performed a quarterly evaluation of impairment on the FDIC indemnification asset since the indemnification asset was initially recorded in 2009. The covered loan portfolio was broken down into pools of similar loans types and each pool’s expected cashflow was analyzed for changes. Future expected cashflow for performing covered loans were calculated based on historical loss rates and other qualitative factors while impaired covered loan expected cashflows was based on a ASC 310-10 (FAS 114) analysis related to collateral value or the present value of discounted cashflows.

During the second, third, and fourth quarter of 2012, the analysis of estimated cashflows for covered loans found that the expected cashflows had increased from estimated cashflow at the time of acquisition. As such, the Company recorded a valuation allowance of $2.0 million, $2.0 million, and $3.9 million for the second, third and fourth quarter of 2012, respectively.

Due to the increase in expected cashflows on the underlying covered loan portfolio, the Company reduced the FDIC indemnification asset. The reduction of the FDIC indemnification asset (impairment) was recorded as an expense and reduced earnings for the period. The reduced FDIC indemnification asset at the end of each period represented the current expected total cashflow to be received from the FDIC. As it was prior to the effect of ASU 2012-06, the Company recognized the impairment charge immediately to earnings.

On June 30, 2014, the Company’s loss-share coverage in terms of shared losses with the FDIC expired. At September 30, 2014, the Company no longer had an FDIC indemnification asset balance.

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (213) 427-6560.

Sincerely,

/s/ Alex Ko
Alex Ko
Chief Financial Officer

Exhibit A

SUPERVISORY MEMORANDUM

Comptroller of the Currency
Administrator of National Banks	SM 2012-7

Washington, DC 20219

To:	All Examining Personnel

From:	John C. Lyons Jr., Senior Deputy Comptroller and Chief National Bank Examiner

Date:	December 18, 2012

Subject:	Mortgage Purchase Programs

This supervisory memorandum reviews the appropriate accounting, regulatory capital, and legal lending limit treatment for mortgage purchase programs entered into by some national banks and federal savings associations (collectively, banks). There has been diversity in practice of the accounting treatment for these programs. A mortgage purchase program should generally be accounted for by a bank as a loan to a mortgage originator rather than as the purchase of individual mortgage loans because such mortgage purchase programs typically do not qualify for sales treatment under U.S. generally accepted accounting principles (GAAP).

Background

Some banks have entered into various residential mortgage loan purchase programs (also referred to as participating lending programs, early purchase programs, temporary mortgage purchase programs, and mortgage purchase programs). These programs function similar to traditional warehouse lines of credit; however, in these transactions, the mortgage loans securing the lines are legally structured as being purchased by the bank rather than being held as collateral to secure the funding.

Under a mortgage purchase program, a bank provides funding to a mortgage loan originator (originator) which closes a residential mortgage loan in the originator’s name. Simultaneously, the bank purchases an interest1 in the mortgage loan from the originator subject to a takeout commitment.2 Generally, the purchase price equals the principal amount of the mortgage loan multiplied by the percentage of the bank’s ownership interest in such mortgage loan. The funded amount is repaid by the proceeds from the subsequent sale of the mortgage loan by the originator in the secondary market. In return for the funding it receives from the bank under the mortgage purchase program, the originator pays a yield to the bank based on the par value of the bank’s ownership interest in the mortgage loan and related fees.

1  The bank’s purchased interest can vary depending on the terms of the agreements and typically ranges from 97 percent to 100 percent ownership interest in the mortgage loans.

2  A takeout commitment is a written commitment of an approved investor (generally, an unrelated third party) to purchase one or more mortgage loans from the originator.

SM 2012-7

Banks should generally account for a mortgage purchase program as a loan to the originator secured by the residential mortgage loans rather than a purchase of mortgage loans because of the continuing involvement of the originator and the related takeout commitments. Some banks have inappropriately accounted for the transactions under these programs as purchases rather than secured financings as required by Accounting Standards Codification (ASC) 860, “Transfers and Servicing.”

This memorandum provides guidance on three issues that examiners have raised frequently regarding mortgage purchase programs:

•                  Accounting as a purchase of the loan (i.e., as individual loans held for sale) or as a financing transaction (i.e., as warehouse lines of credit);

•                  Risk-based capital treatment (i.e., 50 percent risk-weight for qualifying residential mortgage loans held for sale or 100 percent risk-weight for warehouse lines of credit); and

•                  Potential legal lending limit issues related to the use of these programs.

Accounting for Mortgage Purchase Programs

For mortgage purchase program transactions to qualify for sales treatment in accordance with U.S. GAAP, the bank should first consider whether the transferred ownership interest in the underlying loan is less than 100 percent. If this is the case, then ASC 860-10-40-6A, which defines participating interests,3 should be applied to the transaction. If the transferred portion of the financial asset does not meet the definition of a participating interest, the transfer should be recorded as a secured financing.

If the transferred portion of the financial asset meets the definition of a participating interest, or if the transaction represents a transfer of an entire financial asset, the next step is to determine if all three conditions of ASC 860-10-40-5 have been met to demonstrate that the transferor (the originator in this case) has surrendered control over the transferred financial asset. The three ASC 860-10-40-5 conditions required to be met to achieve sales treatment are:

1.            The assets are isolated from the originator, and placed beyond the reach of the originator even in bankruptcy or other receivership (often referred to as “legal isolation”);

2.            The transferee (the bank in this case) has the right to pledge or exchange the assets it received, and no condition constrains the bank from taking advantage of its right to pledge or exchange the asset or provides more than a trivial benefit to the originator; and

3.            The originator does not maintain effective control over the transferred assets.

3  A participating interest represents a proportionate ownership interest in an entire financial asset with each participant having the same priority. Further, all cash flows received from the entire financial asset are divided among all holders according to their share of ownership.

SM 2012-7

All of the conditions, as codified in ASC 860-10-40-5, need to be met to qualify for sales treatment. As discussed below, mortgage purchase programs generally fail one or more of these conditions.

1.            Legal isolation: It is normally necessary for the bank to obtain a legal opinion to support the legal isolation criterion.

2.            Ability to pledge or exchange the assets: The existence of the takeout commitment fails this criterion as the commitment is considered a condition that constrains the bank’s ability to take advantage of its right to pledge or exchange its interest in the mortgage loans because the originator has already committed to sell the loan to the investor. The existence of a takeout commitment generally provides for “more than a trivial benefit” to the originator since the commitment is typically at a price in excess of the fixed or determinable funding amount that is expected to be repaid by the originator.

3.            Effective control: In evaluating whether the originator has surrendered control of the sold asset, the originator’s continuing involvement in the mortgage loans should be evaluated. Since the takeout commitment is between the originator and a third-party investor, the originator has maintained effective control over the mortgage loan, because the mortgage loan must be returned to the originator immediately prior to the sale to the investor. Further, most mortgage purchase program agreements contain clauses requiring the originator of the mortgage loan to repurchase the bank’s participation in the loan if it has not been sold to an investor within a specified time frame.  As a result, the originator retains the risks and rewards of ownership of the individual mortgage loans. In substance, the bank is providing temporary financing to the originator in contemplation of the originator’s sale of the underlying mortgage loans to the secondary market.

Call Report Treatment

If the transactions under the mortgage purchase program do not qualify for sales treatment, the loans underlying the program should be reported on Call Report Schedule RC, item 4b, “Loans and leases, net of unearned income”; and Schedule RC-C, item 9a, “Loans to nondepository financial institutions.”

Treatment Under Risk-Based Capital Rules

If the transactions under the mortgage purchase program do not qualify for sales treatment, funds advanced by the bank to the originator should be accounted for as a warehouse line of credit and assigned a 100 percent risk weight. Some banks have improperly recorded the individual residential mortgage loans as held for sale and assigned a risk weight of 50 percent. However, in general, under the OCC’s risk-based capital rules, only loans that (1) are fully secured by first liens on one-to-four-family residential properties, (2) meet prudent underwriting standards, (3) are not 90 days or more past due or in nonaccrual status, and (4) meet other requirements specified in the risk-based capital guidelines are risk-weighted at 50 percent. A warehouse line of credit when such mortgage loans serve as collateral does not qualify for this 50 percent risk weight.

SM 2012-7

Legal Lending Limits

Consideration should be given to 12 CFR 32, including 12 CFR 32.3(b)(2)(iii), regarding legal lending limits when evaluating these mortgage purchase programs. Whether there is a loan from the bank to the mortgage originator for the purpose of legal lending limits will depend on the facts of the individual case and the structure of the arrangement. The accounting treatment does not dictate the legal determination of whether there is a loan from the bank to the mortgage originator for the purposes of the regulation on legal lending limits and whether there is compliance with that regulation. Each arrangement is unique and should be evaluated separately to determine compliance with the regulation on legal lending limits. As noted above, mortgage purchase program agreements often require the originator of the mortgage loan to repurchase the bank’s interest in the loan if it has not been sold to an investor within a specified timeframe. An evaluation of such arrangements often reveals that the bank is relying on recourse to the originator rather than the mortgagors. In such cases, the bank is required to treat the originator as the borrower for the purpose of legal lending limits.

Further Information

If you have questions, please contact John Griffin, Accounting Policy Advisor, at (214) 720-70 16; Mark Ginsberg, Risk Expert-Capital, at (202) 649-6983; or Jonathan Fink, Assistant Director for Bank Activities and Structure, at (202) 649-5500.